Linklaters

Avocats à la Cour de Paris Solicitors of the Supreme Court of England and Wales	25 rue de Marignan 75008 Paris Telephone (33) 1 56 43 56 43 Facsimile (33) 1 43 59 41 96 Palais J 030 Direct Line +33 1 56 43 58 82

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

July 13, 2005
Our Ref	TNO/LUR

Ladies and Gentlemen:

Registration Statement (the “Registration Statement”) on Combined Form F-4/S-4 of Compagnie Générale de Géophysique and the Co-Registrants that Have Guaranteed its 7 1/2% Senior Notes due 2015

On behalf of Compagnie Générale de Géophysique, a foreign private issuer organized under the laws of the Republic of France (the “Company”) and the co-registrants that have fully and unconditionally guaranteed its 7 1/2% Senior Notes due 2015 (together with the Company, the “Registrants”), we hereby submit via EDGAR the Registration Statement together with the exhibits thereto for filing pursuant to the Securities Act of 1933 (the “Securities Act”).

The Registrants are registering the exchange offer in reliance on the position of the Commission enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) and Morgan Stanley and Co., Inc. (available June 5, 1991). In connection therewith, the Registrants have authorized us to represent and warrant on their behalf that (a) they have not entered into any arrangement or understanding with any person to distribute the securities to be received in the exchange offer and (b) to the best of their information and belief, each holder participating in the exchange offer is acquiring the new securities in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the exchange offer.

The filing fee in the amount of U.S.$19,420,50 has been previously wired to the Commission’s account.

Please contact the undersigned at 011 33 1 56 43 58 42 or Thomas O’Neill III (011 33 1 56 43 58 82) of this office if you have any questions with respect to this filing.

Very truly yours,

Luis Roth

cc:      Michel Ponthus, Compagnie Générale de Géophysique

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